UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUSSER HOLDINGS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

869233106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Copy to:

E.V. Bonner, Jr., Esq. Executive Vice President, Secretary and General Counsel Susser Holdings Corporation 4525 Ayers Street Corpus Christi, Texas 78415 (361) 884-2463	Rod Miller, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York (212) 310-8716

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$2,121,958	$151.30

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and, if applicable, new shares of restricted stock, and cancelled pursuant to this offer. The new option and restricted stock grants have a value of $2,121,958 calculated using the Black-Scholes method based on a price per share of common stock of $10.05, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on May 24, 2010.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet	2
Item 2.	Subject Company Information	3
Item 3.	Identity and Background of Filing Person	3
Item 4.	Terms of the Transaction	3
Item 5.	Past Contacts, Transactions, Negotiations and Agreements	4
Item 6.	Purposes of the Transaction and Plans or Proposals	4
Item 7.	Source and Amount of Funds or Other Consideration	4
Item 8.	Interest in Securities of the Subject Company	4
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used	4
Item 10.	Financial Statements	4
Item 11.	Additional Information	5
Item 12.	Exhibits	5
Item 13.	Information Required by Schedule 13E-3	6
SIGNATURE		7
EXHIBITS
(a)(1)(A) Offer to Exchange Certain Outstanding Stock Options for New Stock Options and New Shares of Restricted Stock, dated May 26, 2010
(a)(1)(B) Form of Communication to Eligible Optionholders
(a)(1)(C) Election Form
(a)(1)(D) Notice of Withdrawal
(a)(1)(E) Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form
(a)(1)(F) Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Notice of Withdrawal
(a)(1)(G) Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer
(a)(1)(H) Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(I) Form of Reminder Communication to Eligible Optionholders About the Exchange Offer
(a)(1)(J) Form of Communication Regarding Actual Exchange Ratios
(a)(1)(K) Form of Cover Email Regarding Stock Option Exchange Program
(a)(1)(L) Form of Stock Option Exchange Program Employee Presentation

(a)(1)(M) Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (filed with the Securities and Exchange Commission on March 19, 2010 (SEC File No. 001-33084) and incorporated herein by reference)

(a)(1)(N) Quarterly Report on Form 10-Q for the quarter year ended April 4, 2010 (filed with the Securities and Exchange Commission on May 14, 2010 (SEC File No. 001-33084) and incorporated herein by reference)

(a)(1)(O) Definitive Proxy Statement on Schedule 14A for Susser Holdings Corporation’s Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on April 20, 2010 (SEC File No. 001-33084) and incorporated herein by reference)

(d)(1) Susser Holdings Corporation 2006 Equity Incentive Plan
(d)(2) Form of Stock Option Agreement under Susser Holdings Corporation 2006 Equity Incentive Plan
(d)(3) Form of Restricted Stock Agreement under Susser Holdings Corporation 2006 Equity Incentive Plan

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options and New Shares of Restricted Stock, dated May 26, 2010, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The issuer is Susser Holdings Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 4525 Ayers Street, Corpus Christi, Texas 78415 and the telephone number of its principal executive offices is (361) 884-2463.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders to exchange their outstanding stock options, whether vested or unvested (the “Eligible Options”), to purchase shares of the Company’s common stock, par value $0.01 per share, granted under Susser Holdings Corporation 2006 Equity Incentive Plan (the “Plan”) with an exercise price per share at or above $13.92 for new equity grants representing a lesser number of total shares, consisting of (i) shares purchasable upon exercise of newly issued stock options (the “Exchange Options”) and (ii) in the case of non-executive officer participants only, shares of restricted common stock (the “Exchange Stock”), in each case to be granted under the Plan, that will represent the right to purchase fewer shares at a lower exercise price than the Eligible Options. This offer is being made upon the terms and subject to the conditions set forth in the exchange offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The exchange offer is being made to employees of the Company who, as of the date the exchange offer commences, are employed by the Company or one of its subsidiaries and hold Eligible Options. These optionholders are collectively referred to as the “Eligible Optionholders.” To remain eligible to tender Eligible Options for exchange and cancellation, and receive Exchange Options and Exchange Stock, the Eligible Optionholders must continue to be employed by the Company or one of its subsidiaries through, and must not have received nor have given a notice of termination prior to, the expiration of the exchange offer.

The information set forth in the exchange offer under “Summary Term Sheet — Questions and Answers,” “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Acceptance of Eligible Options for Exchange; Issuance of Exchange Options and Exchange Stock,” “Price Range of Our Common Stock,” and “Source and Amount of Consideration; Terms of Exchange Options and Exchange Stock” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the exchange offer under “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The information set forth under Item 2(a) above and in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Procedures for Tendering Eligible Options,” “Withdrawal Rights,” “Acceptance of Eligible Options for Exchange; Issuance of Exchange Options and Exchange Stock,” “Conditions of This Exchange Offer,” “Source and Amount of Consideration; Terms of Exchange Options and Exchange Stock,” “Information Concerning Us; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Tax Consequences,” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The Plan, related stock option agreement and related restricted stock agreement included with the exchange offer and attached hereto as Exhibits (d)(1)-(d)(3) also contain information regarding the subject company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the exchange offer under “Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the exchange offer under “Acceptance of Eligible Options for Exchange; Issuance of Exchange Options and Exchange Stock” and “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the exchange offer under “Information Concerning Us; Financial Information” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the exchange offer under “Source and Amount of Consideration; Terms of Exchange Options and Exchange Stock” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the exchange offer under “Conditions of This Exchange Offer” is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the exchange offer under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10.	Financial Statements

(a) Financial Information. The information set forth in Item 8. Consolidated Financial Statements and Supplementary Data to the Company’s Annual Report on Form 10-K for the year ended January 3, 2010, the information set forth in Item 1. Financial Statements to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2010 and the financial information contained in the exchange offer under “Information Concerning Us; Financial Information” and referenced in “Additional Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the exchange offer under “Risk Factors,” “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities,” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options and New Shares of Restricted Stock, dated May 26, 2010.

(a)(1)(B)*	Form of Communication to Eligible Optionholders.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Notice of Withdrawal.

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Notice of Withdrawal.

(a)(1)(G)*	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(H)*	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(I)*	Form of Reminder Communication to Eligible Optionholders About the Exchange Offer.

(a)(1)(J)*	Form of Communication Regarding Actual Exchange Ratios.

(a)(1)(K)*	Form of Cover Email Regarding Stock Option Exchange Program.

(a)(1)(L)*	Form of Stock Option Exchange Program Employee Presentation.

(a)(1)(M)	Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (filed with the Securities and Exchange Commission on March 19, 2010 (SEC File No. 001-33084) and incorporated herein by reference).

(a)(1)(N)	Quarterly Report on Form 10-Q for the quarter year ended April 4, 2010 (filed with the Securities and Exchange Commission on May 14, 2010 (SEC File No. 001-33084) and incorporated herein by reference).

(a)(1)(O)	Definitive Proxy Statement on Schedule 14A for Susser Holdings Corporation’s Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on April 20, 2010 (SEC File No. 001-33084) and incorporated herein by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

Exhibit No.	Description

(b)	Not applicable.

(d)(1)	Susser Holdings Corporation 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed on January 3, 2010).

(d)(2)	Form of Stock Option Agreement under the Susser Holdings Corporation 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on January 3, 2010).

(d)(3)	Form of Restricted Stock Agreement under the Susser Holdings Corporation 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on January 3, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SUSSER HOLDINGS CORPORATION

By:	/s/ Mary Sullivan
Name:	Mary Sullivan
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date: May 26, 2010